STIFEL, NICOLAUS & COMPANY, INCORPORATED

Statement of Financial Condition

December 31, 2020

(With Report of Independent Registered Public Accounting Firm)

(This Statement of Financial Condition was filed pursuant to Rule 17a-5(e)(3) as a public document.)

STIFEL, NICOLAUS & COMPANY, INCORPORATED

Consolidated Statement of Financial Condition
December 31, 2020



Ernst & Young LLP
300 First Stamford Place
Stamford, CT 06902

Tel: +1 203 674 3000
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of Stifel, Nicolaus & Company, Incorporated

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Stifel, Nicolaus & Company, Incorporated (the "Company") as of December 31, 2020 and the related notes (the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2008.

February 26, 2021

A member firm of Ernst & Young Global Limited

STIFEL, NICOLAUS & COMPANY, INCORPORATED

Consolidated Statement of Financial Condition
December 31, 2020

($ in thousands, except share and per share amounts)

Assets		
Cash and cash equivalents	$	652,980
Cash segregated for regulatory purposes		172,932
Receivables:		
Brokerage clients, net		927,581
Brokers, dealers and clearing organizations		453,027
Securities purchased under agreements to resell		217,930
Financial instruments owned, at fair value		629,516
Investments, at fair value		23,701
Operating lease right-of-use assets, net		667,302
Deferred tax assets, net		96,668
Loans and advances to financial advisors and other employees, net		67,553
Goodwill and intangible assets, net		371,739
Due from affiliates, net		18,955
Other assets		397,923
Total assets	**$**	**4,697,807**

Liabilities and stockholder's equity		
Payables:		
Brokerage clients	$	1,007,457
Brokers, dealers and clearing organizations		222,445
Drafts		113,064
Securities sold under agreements to repurchase		190,955
Financial instruments sold, but not yet purchased, at fair value		417,395
Accrued compensation		394,924
Accounts payable and accrued expenses		808,819
Due to Parent and affiliates, net		180,466
		3,335,525
Liabilities subordinated to claims of general creditors		35,000
Stockholder's equity		
Common stock – par value $1; authorized 30,000 shares; outstanding 1,000 shares		1
Additional paid-in-capital		1,074,591
Retained earnings		252,690
		1,327,282
Total liabilities and stockholder's equity	**$**	**4,697,807**

See accompanying Notes to Consolidated Statement of Financial Condition.

NOTE 1 – Nature of Operations and Basis of Presentation

Nature of Operations

Stifel, Nicolaus & Company, Incorporated ("Stifel"), is principally engaged in brokerage, securities trading, investment banking, investment advisory, and related financial services. We provide securities brokerage services, including the sale of equities, mutual funds, fixed income products, insurance, and banking products to our clients. We are a wholly-owned subsidiary of Stifel Financial Corp. (the "Parent"). We are a registered broker-dealer and investment advisor under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a member of the New York Stock Exchange, Inc. and the Financial Industry Regulatory Authority, Inc. ("FINRA"). We are an introducing broker registered with the Commodity Futures Trading Commission and a member of the National Futures Association.

Basis of Presentation

The consolidated statement of financial condition includes Stifel and its wholly-owned subsidiaries. Unless otherwise indicated, the terms "we," "us," "our," or "our company" in this report refer to Stifel, Nicolaus & Company, Incorporated and its wholly-owned subsidiaries.

The accompanying consolidated statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles, ("U.S. GAAP"), which require management to make certain estimates and assumptions that affect the reported amounts. Management believes that the estimates used in preparing our company's consolidated statement of financial condition is reasonable. Actual results could differ from those estimates.

Consolidation Policies

The consolidated statement of financial condition includes the accounts of Stifel and its subsidiaries. All material inter-company accounts and transactions have been eliminated.

We have investments or interests in other entities for which we must evaluate whether to consolidate by determining whether we have a controlling financial interest or are considered to be the primary beneficiary. Under our current consolidation policy, we consolidate those entities where we have the power to direct the activities of the entity that most significantly impact the entity's economic performance and the obligation to absorb losses of the entity or the rights to receive benefits from the entity that could potentially be significant to the entity.

We determine whether we are the primary beneficiary of a variable interest entity ("VIE") by performing an analysis of the VIE's control structure, expected benefits and losses and expected residual returns. This analysis includes a review of, among other factors, the VIE's capital structure, contractual terms, which interests create or absorb benefits or losses, variability, related party relationships, and the design of the VIE. We reassess our evaluation of whether an entity is a VIE when certain reconsideration events occur. We reassess our determination of whether we are the primary beneficiary of a VIE on an ongoing basis based on current facts and circumstances. See Note 17 for additional information on VIEs.

NOTE 2 – Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents include money market mutual funds and highly liquid investments, other than those used for trading purposes, with original maturities of 90 days or less. Due to the short-term nature of these instruments, carrying value approximates their fair value.

Cash Segregated for Regulatory Purposes

We are subject to Rule 15c3-3 under the Exchange Act, which requires our company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients. In accordance with Rule 15c3-3, our company has portions of its cash segregated for the exclusive benefit of clients at December 31, 2020.

Financial Assets with Collateral Maintenance Provisions

Many of our company's financial assets measured at amortized cost basis are eligible for the collateral maintenance practical expedient under Accounting Standards Codification Topic 326, Financial Instruments – Credit Losses. This practical expedient can be applied for financial assets with collateral maintenance provisions requiring the borrower to continually adjust the amount of the collateral securing the financial assets as a result of fair value changes in the collateral. In accordance with the practical expedient, when we reasonably expect that borrowers (or counterparties, as applicable) will replenish the collateral as required, there is no expectation of credit losses when the collateral's fair value is greater than the amortized cost of the financial asset. If the amortized cost exceeds the fair value of collateral, then credit losses are estimated only on the unsecured portion.

For financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient (and any unsecured amounts for instruments applying the practical expedient), we estimate expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. We record the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the consolidated statement of financial condition that is deducted from the asset's amortized cost basis.

Brokerage Client Receivables, Net

Brokerage client receivables, primarily consisting of amounts due on cash and margin transactions and are generally collateralized by securities owned by clients. We apply the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans. When a brokerage client receivable is considered to be impaired, the amount of the impairment is generally measured based on the fair value of the securities acting as collateral, which is measured based on current prices from independent sources such as listed market prices or broker-dealer price quotations. The receivables are reported at their outstanding principal balance net of allowance for doubtful accounts. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the consolidated statement of financial condition.

Securities Borrowed and Securities Loaned

Securities borrowed require our company to deliver cash to the lender in exchange for securities and are included in receivables from brokers, dealers, and clearing organizations in the consolidated statement of financial condition. For securities loaned, we generally receive collateral in the form of cash in an amount in excess of the market value of securities loaned. Securities loaned are included in payables to brokers, dealers, and clearing organizations in the consolidated statement of financial condition. We monitor the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. We apply the practical expedient based on collateral maintenance provisions in evaluating an allowance for credit losses for securities borrowed receivables.

Substantially all of these transactions are executed under master netting agreements, which gives us right of offset in the event of counterparty default; however, such receivables and payables with the same counterparty are not set-off in the consolidated statement of financial condition. See Note 9 for additional information on financial assets and liabilities that are subject to offset.

Securities Purchased Under Agreements to Resell and Repurchase Agreements

Securities purchased under agreements to resell ("resale agreements") are collateralized financing transactions that are recorded at their contractual amounts plus accrued interest. We obtain control of collateral with a market value equal to or in excess of the principal amount loaned and accrued interest under resale agreements. These agreements are short-term in nature and are generally collateralized by U.S. government securities, U.S. government agency securities, and corporate bonds. We apply the practical expedient based on collateral maintenance provisions in evaluating an allowance for credit losses for resale agreements. We value collateral on a daily basis, with additional collateral obtained when necessary to minimize the risk associated with this activity.

Securities sold under agreements to repurchase ("repurchase agreements") are collateralized financing transactions that are recorded at their contractual amounts plus accrued interest. We make delivery of securities sold under agreements to repurchase and monitor the value of collateral on a daily basis. When necessary, we will deliver additional collateral.

Financial Instruments

We measure certain financial assets and liabilities at fair value on a recurring basis, including financial instruments owned, investments, and financial instruments sold, but not yet purchased. Other than those separately discussed in the notes to the consolidated statement of financial condition, the remaining financial instruments are generally short-term in nature and their carrying values approximate fair value.

Fair Value Hierarchy

The fair value of a financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. "the exit price") in an orderly transaction between market participants at the measurement date. We have categorized our financial instruments measured at fair value into a three-level classification in accordance with Topic 820, "*Fair Value Measurement*" which established a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs reflect our assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level 1 – Quoted prices (unadjusted) are available in active markets for identical assets or liabilities as of the measurement date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date. The nature of these financial instruments includes instruments for which quoted prices are available but traded less frequently, derivative instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3 – Instruments that have little to no pricing observability as of the measurement date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Valuation of Financial Instruments

When available, we use observable market prices, observable market parameters, or broker or dealer prices (bid and ask prices) to derive the fair value of financial instruments. In the case of financial instruments transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the financial instrument is principally traded.

A substantial percentage of the fair value of our financial instruments are based on observable market prices, observable market parameters, or derived from broker or dealer prices. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing or market parameters in a product may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products, and fair value is determined using techniques appropriate for each particular product. These techniques involve some degree of judgment.

The degree of judgment used in measuring the fair value of financial instruments generally correlates to the level of pricing observability. Pricing observability is impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, and the characteristics specific to the transaction. Financial instruments with readily available active quoted prices for which fair value can be measured from actively quoted prices generally will have a higher degree of pricing observability and a lesser degree of judgment used in measuring fair value. Conversely, financial instruments rarely traded or not quoted will generally have less, or no, pricing observability and a higher degree of judgment used in measuring fair value. See Note 4 for additional information on how we value our financial instruments.

Investments

The fair value of marketable investments is generally based on either quoted market or dealer prices. The fair value of non-marketable securities is based on management's estimate using the best information available, which generally consists of quoted market prices for similar securities and internally developed discounted cash flow models.

Investments in the consolidated statement of financial condition contain investments in securities that are marketable and securities that are not readily marketable. These investments are not included in our inventory and represent the acquiring and disposing of debt or equity instruments for our benefit and not for resale to our customers.

Goodwill and Intangible Assets, Net

Goodwill represents the cost of acquired businesses in excess of the fair value of the related net assets acquired. Goodwill is not amortized, but is reviewed for impairment annually or whenever indications of impairment exist. Impairment exists when the carrying amount of goodwill exceeds its implied fair value, resulting in an impairment charge for this excess. We can elect to perform a qualitative assessment to assess goodwill for impairment if it is more likely than not that the fair value of our company exceeds its carrying value.

If we elect to bypass qualitatively assessing goodwill, or it is not more likely than not that the fair value of our company exceeds its carrying value, management estimates the fair value of our company and compares it to its carrying value. Our company's annual goodwill impairment testing was completed as of December 31, 2020 with no impairment charges resulting from the annual impairment test.

Identifiable intangible assets, which are amortized over their estimated useful lives, are tested for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable. See Note 6 for further discussion.

Loans and Advances to Financial Advisors and Other Employees, Net

We offer transition pay, principally in the form of upfront loans, to financial advisors and certain key revenue producers as part of our company's overall growth strategy. These loans are generally forgiven over a five- to ten-year period if the individual satisfies certain conditions, usually based on continued employment and certain performance standards. We monitor and compare individual financial advisor production to each loan issued to ensure future recoverability. In the event that the financial advisor is no longer affiliated with us, any unpaid balance of such loan becomes immediately due and payable to us. In determining the allowance for doubtful accounts related to former employees, management primarily considers our historical collection experience as well as other factors, including amounts due at termination, the reasons for the terminated relationship, and the former financial advisor's overall financial position. When the review of these factors indicates that further collection activity is highly unlikely, the outstanding balance of such loan is written-off and the corresponding allowance is reduced. We present the outstanding balance of loans to financial advisors on our consolidated statement of financial condition, net of the allowance for doubtful accounts. Our allowance for doubtful accounts was $8.3 million at December 31, 2020.

Legal Loss Allowances

We have established reserves for potential losses that are probable and reasonably estimable that may result from pending and potential legal actions, investigations, and regulatory proceedings. In many cases, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount or range of any potential loss, particularly where proceedings may be in relatively early stages or where plaintiffs are seeking substantial or indeterminate damages. Matters frequently need to be more developed before a loss or range of loss can reasonably be estimated. We have, after consultation with outside legal counsel and consideration of facts currently known by management, recorded estimated losses to the extent we believe certain claims are probable of loss and the amount of the loss can be reasonably estimated. These reserves are included in accounts payable and accrued expenses in the consolidated statement of financial condition.

This determination is inherently subjective, as it requires estimates that are subject to potentially significant revision as more information becomes available and due to subsequent events. Factors considered by management in estimating our liability is the loss and damages sought by the claimant/plaintiff, the merits of the claim, the amount of loss in the client's account, the possibility of wrongdoing on the part of the associate of our company, the total cost of defending the litigation, the likelihood of a successful defense against the claim, and the potential for fines and penalties from regulatory agencies. Results of litigation and arbitration are inherently uncertain, and management's assessment of risk associated therewith is subject to change as the proceedings evolve.

Operating Leases

Our company enters into operating leases for real estate, office equipment and other assets, substantially all of which are used in connection with its operations. The determination of whether an arrangement qualifies as a lease occurs at the inception of the arrangement. We recognize, for leases longer than one year, a right-of-use asset representing the right to use the underlying asset for the lease term, and a lease liability representing the obligation to make payments. The lease term is generally determined based on the contractual maturity of the lease. For leases where our company has the option to terminate or extend the lease, an assessment of the likelihood of exercising the option is incorporated into the determination of the lease term. Such assessment is initially performed at the inception of the lease and is updated if events occur that impact the original assessment.

An operating lease right-of-use asset is initially determined based on the operating lease liability, adjusted for initial direct costs, lease incentives and amounts paid at or prior to lease commencement. This amount is then amortized over the lease term. We account for lease and nonlease components separately. At December 31, 2020, the right-of-use assets are included in operating lease right-of-use assets, net with the corresponding lease liabilities included in accounts payable and accrued expenses in the consolidated statement of financial condition. See Note 10 for information about operating leases.

Stock-Based Compensation

We participate in an incentive stock award plan sponsored by the Parent that provides for the granting of stock options, stock appreciation rights, restricted stock, performance awards, stock units, and debentures to our associates. See Note 13 for a further discussion of stock-based compensation plans.

Income Taxes

We are included in the consolidated federal and certain state income tax returns filed by the Parent. Our portion of the consolidated current income tax liability is computed on a separate return basis pursuant to a tax sharing agreement and our stand-alone tax liability or receivable is included in the consolidated statement of financial condition.

We generally compute income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial statement carrying amounts and the tax basis of our company's assets and liabilities. We establish a valuation allowance for deferred tax assets if it is more likely than not that these items will either expire before we are able to realize their benefits, or that future deductibility is uncertain.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated statement of financial condition from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. See Note 16 for further information regarding income taxes.

Recently Adopted Accounting Guidance

Goodwill Impairment Testing

On January 1, 2020, we adopted Accounting Standards Update ("ASU") 2017-04, which simplifies the subsequent measurement of goodwill and eliminates Step 2 from the goodwill impairment test. Under the accounting update, the annual, or interim, goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount, and an impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The adoption of the accounting update did not have a material impact on our consolidated statement of financial condition.

Financial Instruments – Credit Losses

On January 1, 2020, we adopted ASU 2016-13 that requires the measurement of the allowance for credit losses to be based on management's best estimate of lifetime expected credit losses inherent in the company's relevant financial assets. The adoption of the accounting update did not have a material impact on our consolidated statement of financial condition.

Reference Rate Reform

In March 2020, the Financial Accounting Standards Board ("FASB") issued ASU No. 2020-04, "Reference Rate Reform - Facilitation of the Effects of Reference Rate Reform on Financial Reporting." The accounting standard related to contracts or hedging relationships that reference LIBOR or other reference rates that are expected to be discontinued due to reference rate reform and provides for optional expedients and other guidance regarding the accounting related to modifications of contracts, hedging relationships and other transactions affected by reference rate reform. We elected to retrospectively adopt the new standard as of January 1, 2020 which resulted in no immediate impact. While reference rate reform did not have a material accounting impact on our consolidated statement of financial condition, the new standard eased the administrative burden in accounting for the future effects of reference rate reform.

Recently Issued Accounting Guidance

Income Taxes

In December 2019, the FASB issued ASU 2019-12, "Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes," which is intended to simplify various aspects related to accounting for income taxes. This accounting update removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. The accounting update is effective for annual periods beginning after December 15, 2020 (January 1, 2021, for our company). We are currently evaluating the impact that the accounting update will have on our consolidated statement of financial condition.

NOTE 3 – Receivables From and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from brokers, dealers and clearing organizations at December 31, 2020, included *(in thousands)*:

Deposits paid for securities borrowed	$	287,403
Receivable from clearing organizations		158,333
Securities failed to deliver		7,291
	$	453,027

Amounts payable to brokers, dealers and clearing organizations at December 31, 2020, included *(in thousands)*:

Deposits received from securities loaned	$	145,124
Payable to affiliated broker-dealers		67,812
Securities failed to receive		7,273
Payable to clearing organizations		2,236
	$	222,445

Deposits paid for securities borrowed approximate the market value of the securities. Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received on settlement date.

NOTE 4 – Financial Instruments

We measure certain financial assets and liabilities at fair value on a recurring basis, including financial instruments owned, investments and financial instruments sold, but not yet purchased.

We generally utilize third-party pricing services to value certain Level 1 and Level 2 financial instruments. We review the methodologies and assumptions used by the third-party pricing services and evaluate the values provided, principally by comparison with other available market quotes for similar instruments or analysis based on internal models using available third-party market data. We may occasionally adjust certain values provided by the third-party pricing service when we believe, as the result of our review, that the adjusted price most appropriately reflects the fair value of the particular security.

Following are descriptions of the valuation methodologies and key inputs used to measure financial assets and liabilities recorded at fair value. The descriptions include an indication of the level of the fair value hierarchy in which the assets or liabilities are classified.

Financial Instruments Owned

When available, the fair value of financial instruments is based on quoted prices (unadjusted) in active markets and reported in Level 1. Level 1 financial instruments include highly liquid instruments with quoted prices (unadjusted), such as U.S. government securities, corporate fixed income securities, and equity securities listed in active markets.

If quoted prices are not available for identical instruments, fair values are obtained from pricing services, broker quotes, or other model-based valuation techniques with observable inputs such as the present value of estimated cash flows and reported as Level 2. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, instruments whose fair value has been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed. Level 2 financial instruments include securities that are infrequently traded, including U.S. government agency securities, mortgage-backed securities, corporate fixed income and equity securities, state and municipal securities, and other securities, which primarily consist of sovereign debt and asset-backed securities.

Level 3 financial instruments have little to no pricing observability as of the report date. These financial instruments do not have active two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation. We have identified Level 3 financial instruments to include certain asset-backed securities. Level 3 financial instruments have little to no pricing observability as of the report date. We value these financial instruments, where there was less frequent or nominal market activity or when we were able to obtain only a single broker quote, using prices from comparable securities.

Investments

Investments carried at fair value primarily include auction-rate securities ("ARS") and corporate equity securities. Corporate equity securities, included in other in the table below, are primarily valued based on quoted prices in active markets and reported in Level 1. ARS are primarily valued based upon our expectations of issuer redemptions and using internal discounted cash flow models that utilize unobservable inputs. ARS are reported as Level 3 assets.

Investments at fair value include investments in funds that are measured at net asset value ("NAV"). We use NAV to measure the fair value of its fund investments when (i) the fund investment does not have a readily determinable fair value and (ii) the NAV of the investment fund is calculated in a manner consistent with the measurement principles of investment company accounting, including measurement of the underlying investments at fair value.

Our company's investments in funds measured at NAV include mutual funds and partnership interests. The general and limited partnership interests in investment partnerships were primarily valued based upon NAVs received from third-party fund managers. The various partnerships are investment companies, which record their underlying investments at fair value based on fair value policies established by management of the underlying fund. Fair value policies at the underlying fund generally require the funds to utilize pricing/valuation information, including independent appraisals, from third-party sources. However, in some instances, current valuation information for illiquid securities or securities in markets that are not active may not be available from any third-party source or fund management may conclude that the valuations that are available from third-party sources are not reliable. In these instances, fund management may perform model-based analytical valuations that may be used as an input to value these investments.

The table below presents the fair value of our investments in, and unfunded commitments to, funds that are measured at NAV at December 31, 2020 *(in thousands)*:

	Fair value of investments		Unfunded commitments	
Mutual funds	$	7,152	$	—
Partnership interests		821		59
Total	$	7,973	$	59

Financial Instruments Sold, But Not Yet Purchased

Financial instruments sold but not purchased are recorded at fair value based on quoted prices in active markets and other observable market data include highly liquid instruments with quoted prices such as U.S. government securities, fixed income securities, and other securities, which primarily consist of equity securities, listed in active markets. These securities are reported as Level 1.

If quoted prices are not available, fair values are obtained from pricing services, broker quotes, or other model-based valuation techniques with observable inputs such as the present value of estimated cash flows and reported as Level 2. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, instruments whose fair value has been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed. Level 2 financial instruments include mortgage-backed securities, fixed income securities infrequently traded, and other securities, which primarily consist of sovereign debt and state and municipal securities.

The following table summarizes the valuation of our financial instruments by pricing observability levels as of December 31, 2020 *(in thousands)*:

	Total	Level 1	Level 2	Level 3
Assets:				
Financial instruments owned:				
U.S. government securities	$ 46,900	$ 46,900	$ —	$ —
U.S. government agency securities	56,450	—	56,450	—
Agency mortgage-backed securities	216,434	—	216,434	—
Corporate securities:				
Fixed income securities	186,626	4,474	182,152	—
Equity securities	22,305	22,264	41	—
State and municipal securities	96,150	—	96,150	—
Other [1]	4,651	—	4,642	9
Total financial instruments owned	629,516	73,638	555,869	9
Investments:				
Auction rate securities	12,933	—	—	12,933
Other [2]	2,795	2,695	100	—
Investments measured at NAV	7,973			
Total investments	23,701	2,695	100	12,933
	$ 653,217	$ 76,333	$ 555,969	$ 12,942
Liabilities:				
Financial instruments sold, but not yet purchased:				
U.S. government securities	$ 91,974	$ 91,974	$ —	$ —
Agency mortgage-backed securities	141,227	—	141,227	—
Fixed income corporate securities	162,626	4,094	158,532	—
Other [3]	21,568	10,265	11,303	—
Total financial instruments sold, but not yet purchased	$ 417,395	$ 106,333	$ 311,062	$ —

[1]   Includes asset-backed securities, sovereign debt, and non-agency mortgage-backed securities.
[2]   Includes corporate equity securities and warrants.
[3]   Includes sovereign debt, corporate equity securities, and state and municipal securities.

The following table summarizes the changes in fair value carrying values associated with Level 3 financial instruments during the year ended December 31, 2020 *(in thousands)*:

	Financial Instruments Owned Other	Investments Auction-Rate Securities
Balance at January 1, 2020	$ 175	$ 14,427
Unrealized losses	(166)	(1,494)
Balance at December 31, 2020	$ 9	$ 12,933

The results included in the table above are only a component of the overall investment strategies of our company. The table above does not present Level 1 or Level 2 valued assets or liabilities.

The fair value of certain Level 3 assets was determined using various methodologies as appropriate, including third-party pricing vendors and broker quotes. These inputs are evaluated for reasonableness through various procedures, including due diligence reviews of third-party pricing vendors, variance analyses, consideration of current market environment and other analytical procedures.

The fair value for our ARS was determined using an income approach based on an internally developed discounted cash flow model. The discounted cash flow model utilizes two significant unobservable inputs: discount rate and workout period. Significant increases in any of these inputs in isolation would result in a significantly lower fair value. On an ongoing basis, management verifies the fair value by reviewing the appropriateness of the discounted cash flow model and its significant inputs.

Financial Instruments Not Measured at Fair Value

There are certain financial instruments included in our consolidated statement of financial condition that are not measured at fair value on a recurring basis, but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. These financial assets and liabilities include: cash and cash equivalents, cash segregated for regulatory purposes, receivables from brokerage clients, receivables from brokers, dealers and clearing organizations, payables from brokerage clients, payables from brokers, and dealers and clearing organizations, which are classified as Level 1, securities purchased under agreements to resell, which are classified as Level 1 and Level 2, and securities sold under agreements to repurchase, which are classified as Level 2.

Liabilities Subordinated to Claims of General Creditors

The fair value of subordinated debt was measured using the interest rates commensurate with borrowings of similar terms. At December 31, 2020, the carrying value and fair value of the subordinated debt is $35.0 million and $21.7 million, respectively. The subordinated debt is classified as a Level 3 financial instrument. See Note 8 to the consolidated statement of financial condition for further discussion of the subordinated debt.

NOTE 5 – Financial Instruments Owned and Financial Instruments Sold, But Not Yet Purchased

The components of financial instruments owned and financial instruments sold, but not yet purchased at December 31, 2020 are as follows *(in thousands)*:

Financial instruments owned:		
U.S. government securities	$	46,900
U.S. government agency securities		56,450
Agency mortgage-backed securities		216,434
Corporate securities:		
Fixed income securities		186,626
Equity securities		22,305
State and municipal securities		96,150
Other [1]		4,651
	$	**629,516**
Financial instruments sold, but not yet purchased:		
U.S. government securities	$	91,974
Agency mortgage-backed securities		141,227
Fixed income corporate securities		162,626
Other [2]		21,568
	$	**417,395**

[1] Includes asset-backed securities, sovereign debt, and non-agency mortgage-backed securities.
[2] Includes sovereign debt, corporate equity securities, and state and municipal securities.

At December 31, 2020, financial instruments owned in the amount of $194.0 million were pledged as collateral for our repurchase agreements and short-term borrowings. Our financial instruments owned are presented on a trade-date basis in the consolidated statement of financial condition.

Financial instruments sold, but not yet purchased represent obligations of our company to deliver the specified security at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices in future periods. We are obligated to acquire the securities sold short at prevailing market prices in future periods, which may exceed the amount reflected in the consolidated statement of financial condition.

NOTE 6 – Goodwill and Intangible Assets

At December 31, 2020, the carrying amount of goodwill was $344.9 million and is included in goodwill and intangible assets, net in the consolidated statement of financial condition.

The carrying amount of intangible assets is presented in the following table *(in thousands)*:

Balance at January 1, 2020	$	**30,635**
Amortization		(3,792)
Balance at December 31, 2020	$	**26,843**

Amortizable intangible assets consist of acquired customer relationships, trade name, and non-compete agreements that are amortized to expense over their contractual or determined useful lives. Intangible assets subject to amortization as of December 31, 2020 were as follows *(in thousands)*:

	Gross carrying value		Accumulated Amortization		Net	
Customer relationships	$	53,593	$	30,504	$	23,089
Trade name		8,780		6,151		2,629
Non-compete agreements		1,500		375		1,125
	$	63,873	$	37,030	$	26,843

The weighted-average remaining lives of the following intangible assets at December 31, 2020 are: customer relationships, 8.5 years; trade name, 4.3 years; and non-compete agreements, 3.8 years.

NOTE 7 – Short-Term Borrowings

Our short-term financing is generally obtained through short-term bank line financing on an uncommitted, secured basis, securities lending arrangements, repurchase agreements, and committed bank line financing on an unsecured basis. We borrow from various banks on a demand basis with company-owned and customer securities pledged as collateral. The value of customer-owned securities used as collateral is not reflected in the consolidated statement of financial condition. We also have an unsecured, committed bank line available.

Our uncommitted secured lines of credit at December 31, 2020, totaled $1.0 billion with five unaffiliated banks and are dependent on having appropriate collateral, as determined by the bank agreements, to secure an advance under the line. The availability of our uncommitted lines is subject to approval by the individual banks each time an advance is requested and may be denied. Our peak daily borrowing on our uncommitted secured lines was $490.0 million during the year ended December 31, 2020. There are no compensating balance requirements under these arrangements. Any borrowings on secured lines of credit are generally utilized to finance certain fixed income securities. At December 31, 2020, we had no outstanding balances on our uncommitted secured lines of credit.

We have a committed, secured Credit Agreement, as amended, (the "Agreement") with Stifel Bank and Trust ("SB&T"), a wholly-owned subsidiary of the Parent. Under the terms of the Agreement, SB&T provides our company with a $130.0 million revolving credit facility, which is supported by two letters of credit. The credit facility expires in July 2021. The borrowings are collateralized by company-owned securities and receivables. The applicable interest rate under the revolving credit facility is calculated as a per annum rate equal to the Eurocurrency Rate plus 1.50%. See Note 15 for further discussion of our related party transactions. At December 31, 2020, we had $1.5 million outstanding on the letters of credit with no other advances on our revolving credit facility and were in compliance with all covenants.

We have a 364-day Credit Agreement with a maturity date of June 2021 in which the lenders are number of financial institutions. The committed unsecured borrowing facility provides for maximum borrowings of up to $300.0 million at variable rates of interest. At December 31, 2020, we had no advances on our credit facility and were in compliance with all covenants.

NOTE 8 – Liabilities Subordinated to Claims of General Creditors

In September 2010, FINRA approved our amended $35.0 million subordinated loan agreement with the Parent and its inclusion in our net capital computation. The loan is callable on September 30, 2035 and bears interest at a floating rate equal to three-month LIBOR plus 1.70% per annum. At December 31, 2020, the fair value of the liabilities subordinated to claims of general creditors using interest rates commensurate with borrowings of similar terms was $21.7 million.

NOTE 9 – Disclosures About Offsetting Assets and Liabilities

The following table provides information about financial assets that are subject to offset as of December 31, 2020 (in thousands):

	Securities borrowing [1]		Resale agreements [2]		Total	
Gross amounts of recognized assets	$	287,403	$	217,930	$	505,333
Gross amounts offset in the statement of financial condition		—		—		—
Net amounts presented in the statement of financial condition		287,403		217,930		505,333
Gross amounts not offset in the statement of financial condition						
Amounts available for offset		(46,183)		(17,992)		(64,175)
Available collateral		(228,646)		(199,110)		(427,756)
Net amount	$	12,574	$	828	$	13,402

[1] Securities borrowing transactions are included in receivables from brokers, dealers, and clearing organizations in the consolidated statement of financial condition. See Note 3 in the notes to our consolidated statement of financial condition for additional information on receivables from brokers, dealers, and clearing organizations.

[2] Collateral received includes securities received by our company from the counterparty. These securities are not included in the consolidated statement of financial condition unless there is an event of default. The fair value of securities pledged as collateral was $217.3 million at December 31, 2020.

The following table provides information about financial liabilities that are subject to offset as of December 31, 2020 (in thousands):

	Securities lending [3]		Repurchase agreements [4]		Total	
Gross amounts of recognized assets	$	(145,124)	$	(190,955)	$	(336,079)
Gross amounts offset in the statement of financial condition		—		—		—
Net amounts presented in the statement of financial condition		(145,124)		(190,955)		(336,079)
Gross amounts not offset in the statement of financial condition						
Amounts available for offset		46,183		17,992		64,175
Available collateral		98,925		172,963		271,888
Net amount	$	(16)	$	—	$	(16)

[3] Securities lending transactions are included in payables to brokers, dealers, and clearing organizations in the consolidated statement of financial condition. See Note 3 in the notes to our consolidated statement of financial condition for additional information on payables to brokers, dealers, and clearing organizations.

[4] Collateral pledged includes the fair value of securities pledged by our company to the counter party. These securities are included in the consolidated statement of financial condition unless we default. Collateral pledged by our company to the counter party includes U.S. government agency securities, U.S. government securities, and corporate fixed income securities with market values of $200.2 million.

For financial statement purposes, we do not offset our repurchase agreements or securities borrowing or securities lending transactions because the conditions for netting as specified by U.S. GAAP are not met. Our repurchase agreements, securities borrowing and securities lending transactions are transacted under master agreements that are widely used by counterparties and that may allow for net settlements of payments in the normal course as well as offsetting of all contracts with a given counterparty in the event of bankruptcy or default of one of the two parties to the transaction. Although not offset in the consolidated statement of financial condition, these transactions are included in the preceding table.

NOTE 10 – Commitments, Guarantees and Contingencies

Broker-Dealer Commitments and Guarantees

In the normal course of business, we enter into underwriting commitments. Settlement of transactions relating to such underwriting commitments, which were open at December 31, 2020, had no material effect on the consolidated statement of financial condition.

We provide guarantees to securities clearinghouses and exchanges under the standard membership agreements, such that members are required to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearinghouses, other members would be required to meet shortfalls. Our company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for our company to make payments under these arrangements is considered remote. Accordingly, no liability has been recognized for these arrangements.

As a part of our fixed income public finance operations, we enter into forward commitments to purchase agency mortgage-backed securities. In order to hedge the market interest rate risk to which we would otherwise be exposed between the date of the commitment and date of sale of the mortgage-backed securities, we enter into to be announced ("TBA") security contracts with investors for generic mortgage-backed securities at specific rates and prices to be delivered on settlement dates in the future. We may be subject to loss if the timing of, or the actual amount of, the mortgage-backed security differs significantly from the term and notional amount of the TBA security contract to which we entered. These TBA securities and related purchase commitments are accounted for at fair value. As of December 31, 2020, the fair value of the TBA securities and the estimated fair value of the purchase commitments was $141.2 million.

We also provide guarantees to securities clearinghouses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. Our liability under these agreements is not quantifiable and may exceed the cash and securities we have posted as collateral. However, the potential requirement for us to make payments under these arrangements is considered remote. Accordingly, no liability has been recognized for these arrangements.

Concentration of Credit Risk

We provide investment, capital-raising and related services to a diverse group of domestic customers, including governments, corporations, and institutional and individual investors. Our company's exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes. This exposure is measured on an individual customer basis and on a group basis for customers that share similar attributes. To reduce the potential for risk concentrations, counterparty credit limits have been implemented for certain products and are continually monitored in light of changing customer and market conditions. As of December 31, 2020, we did not have significant concentrations of credit risk with any one customer or counterparty, or any group of customers or counterparties.

Operating leases

Our operating leases primarily relate to office space and office equipment with remaining lease terms of 1 to 15 years. At December 31, 2020, operating lease right-of-use assets were $667.3 million and lease liabilities, included in accounts payable and accrued expenses in the consolidated statement of financial condition, were $703.6 million. See Note 15 for a discussion of leases with related parties.

The table below summarizes other information related to our operating leases as of and for the year ended December 31, 2020 *(in thousands, except percentages)*:

Operating lease cash flows	$	79,064
Right-of-use assets obtained in exchange for new operating lease liabilities	$	174,600
Weighted average remaining lease term		13.1 years
Weighted average discount rate		4.30%

The weighted-average discount rate represents our company's incremental borrowing rate at the lease inception date.

The table below presents information about operating lease liabilities as of December 31, 2020 *(in thousands)*:

2021	$	76,383
2022		77,886
2023		77,683
2024		76,605
2025		75,474
Thereafter		548,429
Total undiscounted lease payments		932,460
Imputed interest		(228,904)
Total operating lease liabilities	$	**703,556**

NOTE 11 – Legal Proceedings

Our company is named in and subject to various proceedings and claims arising primarily from our securities business activities, including lawsuits, arbitration claims, class actions, and regulatory matters. Some of these claims seek substantial compensatory, punitive, or indeterminate damages. Our company is also involved in other reviews, investigations, and proceedings by governmental and self-regulatory organizations regarding our business, which may result in adverse judgments, settlements, fines, penalties, injunctions, and other relief. We are contesting allegations in these claims, and we believe that there are meritorious defenses in each of these lawsuits, arbitrations, and regulatory investigations. In view of the number and diversity of claims against our company, the number of jurisdictions in which litigation is pending, and the inherent difficulty of predicting the outcome of litigation and other claims, we cannot state with certainty what the eventual outcome of pending litigation or other claims will be.

We have established reserves for potential losses that are probable and reasonably estimable that may result from pending and potential legal actions, investigations, and regulatory proceedings. In many cases, however, it is inherently difficult to determine whether any loss is probable or reasonably possible or to estimate the amount or range of any potential loss, particularly where proceedings may be in relatively early stages or where plaintiffs are seeking substantial or indeterminate damages. Matters frequently need to be more developed before a loss or range of loss can reasonably be estimated.

In our opinion, based on currently available information, review with outside legal counsel, and consideration of amounts provided for in our consolidated statement of financial condition with respect to these matters including the matter described below, the ultimate resolution of these matters will not have a material adverse impact on our financial position. However, resolution of one or more of these matters may have a material effect on our financial position in any future period, depending upon the ultimate resolution of those matters. For matters where a reserve has not been established and for which we believe a loss is reasonably possible, as well as for matters where a reserve has been recorded but for which an exposure to loss in excess of the amount accrued is reasonably possible, based on currently available information, we believe that such losses will not have a material effect on our consolidated statement of financial condition.

Karegnondi Water Authority

We have been named as a defendant in a United States District Court, Eastern District of Michigan, Southern Division, litigation in connection with the underwriting of bonds to finance the Karegnondi Water Authority ("KWA") pipeline, a new water pipeline intended to serve Flint, Michigan, and surrounding areas. The lawsuit is filed against JP Morgan Chase, as senior manager, and our company and Wells Fargo, as co-managers, who underwrote the bonds for the KWA in 2014. The complaint alleges novel claims against the underwriter defendants, including conspiracy and professional negligence. We intend to defend vigorously against the allegations.

NOTE 12 – Regulatory and Capital Requirements

We operate in a highly regulated environment and are subject to capital requirements, which may limit distributions to the Parent. Distributions are subject to net capital rules. A broker-dealer that fails to comply with the Security and Exchange Commission's ("SEC") Uniform Net Capital Rule (Rule 15c3-1) may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as FINRA, including censures, fines, suspension, or expulsion. We have chosen to calculate our net capital under the alternative method, which prescribes that our net capital shall not be less than the greater of $1.0 million, or two percent of aggregate debit balances (primarily receivables from customers) computed in accordance with the SEC's Customer Protection Rule (Rule 15c3-3). At December 31, 2020, we had net capital of $487.7 million, which was 40.0% of aggregate debit items and $463.3 million in excess of our minimum required net capital.

NOTE 13 – Employee Incentive, Deferred Compensation and Retirement Plans

The Parent maintains an incentive stock plan and a wealth accumulation plan ("the Plan") that provides for the granting of stock options, stock appreciation rights, restricted stock, performance awards, stock units, and debentures (collectively, "deferred awards") to the Company's associates. Stock awards issued under the Parent's incentive stock plan are granted at market value at the date of grant. The deferred awards generally vest ratably over a one- to ten-year vesting period.

All stock-based compensation plans are administered by the Compensation Committee of the Board of Directors of the Parent, which has the authority to interpret the plans, determine to whom awards may be granted under the plans, and determine the terms of each award.

Deferred Compensation Plans

The Plan is provided to certain revenue producers, officers, and key administrative associates, whereby a certain percentage of their incentive compensation is deferred as defined by the Plan into stock units and debentures of the Parent. Participants may elect to defer a portion of their incentive compensation. Deferred awards generally vest over a one- to ten-year period and are distributable upon vesting or at future specified dates. Deferred compensation costs are amortized on a straight-line basis over the vesting period. Elective deferrals are 100% vested.

Additionally, the Plan allows our financial advisors, who achieve certain levels of production, a contribution of a certain percentage of their gross commissions. As stipulated by the Plan, the financial advisors have a contribution of 5% of their gross commissions. The contribution is split evenly between restricted stock units and debentures of the Parent. They have the option to defer an additional 1% of gross commissions into stock units of the Parent.

In addition, certain financial advisors, upon joining our company, may receive stock units of the Parent in lieu of transition cash payments. Deferred compensation related to these awards generally vest over a one to eight-year period. Deferred compensation costs are amortized on a straight-line basis over the deferral period.

Profit Sharing Plan

Eligible associates of our company who have met certain service requirements may participate in the Stifel Financial Corp. Profit Sharing 401(k) Plan (the "Profit Sharing Plan"). Associates are permitted within limitations imposed by tax law to make contributions to the Profit Sharing Plan. We may match certain associate contributions or make additional contributions to the Profit Sharing Plan at the discretion of the Parent.

NOTE 14– Off-Balance Sheet Credit Risk

In the normal course of business, we execute, settle, and finance customer and proprietary securities transactions. These activities expose our company to off-balance sheet risk in the event that customers or other parties fail to satisfy their obligations.

In accordance with industry practice, securities transactions generally settle within two business days after trade date. Should a customer or broker fail to deliver cash or securities as agreed, we may be required to purchase or sell securities at unfavorable market prices.

We enter into securities transactions that involve forward settlement. Gains or losses on these transactions are recognized on a trade date basis. Securities transactions involving longer settlements give rise to market risk. Our exposure to market risk is influenced by many factors, including market volatility, changes in interest rates, and type and size of the individual security.

We borrow and lend securities to facilitate the settlement process and finance transactions, utilizing customer margin securities held as collateral. We monitor the adequacy of collateral levels on a daily basis. We periodically borrow from banks on a collateralized basis utilizing firm and customer margin securities in compliance with SEC rules. Should the counterparty fail to return customer securities pledged, we are subject to the risk of acquiring the securities at prevailing market prices in order to satisfy our customer obligations. We control our exposure to credit risk by continually monitoring our counterparties' positions, and where deemed necessary, we may require a deposit of additional collateral and/or a reduction or diversification of positions. Our company sells securities it does not currently own (short sales) and is obligated to subsequently purchase such securities at prevailing market prices. We are exposed to risk of loss if securities prices increase prior to closing the transactions. We control our exposure to price risk from short sales through daily review and setting position and trading limits. We manage our risks associated with the aforementioned transactions through position and credit limits, and the continuous monitoring of collateral. Additional collateral is required from customers and other counterparties when appropriate.

We have accepted collateral in connection with resale agreements, securities borrowed transactions, and customer margin loans. Under many agreements, we are permitted to sell or repledge these securities held as collateral and use these securities to enter into securities lending arrangements or to deliver to counterparties to cover short positions. At December 31, 2020, the fair value of securities accepted as collateral where we are permitted to sell or repledge the securities was $1.7 billion and the fair value of the collateral that had been sold or repledged was $191.0 million.

NOTE 15 – Related Party Transactions

We have a sweep arrangement with SB&T and Stifel Bank, (collectively, "bank subsidiaries"), affiliates of our company, whereby a portion of available funds in customer brokerage accounts are automatically transferred by our company into money market deposit accounts, of which the bank subsidiaries retain a portion as deposits. The bank subsidiaries held $16.0 billion of our brokerage clients' deposits at December 31, 2020.

We serve as a carrying broker-dealer and clear security transactions on a fully disclosed basis for several of our affiliates. These affiliates include Keefe, Bruyette & Woods, Inc., Stifel Nicolaus Europe Limited, and Century Securities Associates, Inc. At December 31, 2020 amounts due to affiliates for these services was $67.8 million and is included in payables to brokers, dealers and clearing organizations in the consolidated statement of financial condition.

At December 31, 2020, the amount due from affiliates was $19.0 million. Amounts owed our company primarily consist of operating expenses that were paid on behalf of affiliates and are included in due from affiliates, net in the consolidated statement of financial condition.

At December 31, 2020, amounts due to Parent primarily consist of stock-based compensation that is paid upon conversion of stock units. The amount due to Parent at December 31, 2020 was $175.0 million. Due to affiliates of $5.5 million at December 31, 2020 consists primarily of operating expenses that were paid on our company's behalf by certain affiliates. These payables are included in due to Parent and affiliates, net in the statement of financial condition.

We have a committed, secured Credit Agreement with SB&T. At December 31, 2020, we had no advances on our revolving credit facility and were in compliance with all covenants. See Note 7 for further discussion of our short-term borrowings.

We have an intercompany loan with the Parent, at a rate equal to the Prime Rate plus 0.25%. Our peak borrowing on the intercompany loan was $395.0 million during the year ended December 31, 2020. There was no outstanding balance on the loan at December 31, 2020.

During the year ended December 31, 2020, our Board of Directors authorized and we paid dividends of $180.0 million to the Parent.

NOTE 16 – Income Taxes

The tax effect of temporary differences and carryforwards that comprise significant portions of deferred tax assets and liabilities as of December 31, 2020 *(in thousands)*:

Deferred tax assets:		
Lease liabilities	$	182,526
Deferred compensation		71,297
Accrued expenses		48,451
Receivable reserves		4,528
Unrealized loss on investments		296
Net operating loss carryforwards		148
Other		569
Total deferred tax assets		307,815
Valuation allowance		(69)
		307,746
Deferred tax liabilities:		
Operating lease right-of-use asset		(181,072)
Goodwill and other intangibles		(27,165)
Prepaid expenses		(2,841)
		(211,078)
Net deferred tax asset	$	**96,668**

We believe the realization of the net deferred tax asset is more likely than not based upon anticipated future taxable income. Our net deferred tax asset at December 31, 2020 includes net operating loss carryforwards of $1.0 million, which expire between 2026 and 2037.

The current state income tax receivable, included in other assets in the consolidated statement of financial condition, is $0.2 million as of December 31, 2020. Federal income tax payments are made on our behalf by the Parent. See Note 15 for further discussion of related party transactions.

We are included in the consolidated federal and certain state income tax returns filed by the Parent. We file separate income tax returns in certain local jurisdictions. Certain consolidated state returns are not subject to examination by tax authorities for taxable years before 2010.

NOTE 17 – Variable Interest Entities

We have formed several non-consolidated investment funds with third-party investors that are typically organized as limited liability companies ("LLCs") or limited partnerships. These partnerships and LLCs have net assets of $295.6 million at December 31, 2020. For those funds where we act as the general partner, our company's economic interest is generally limited to management fee arrangements as stipulated by the fund operating agreements. We have generally provided the third-party investors with rights to terminate the funds or to remove us as the general partner. Our direct investment interest in these entities is insignificant at December 31, 2020.

For the entities noted above that were determined to be VIEs, we have concluded that we are not the primary beneficiary, and therefore, are not required to consolidate these entities.

Notes to Consolidated Statement of Financial Condition
December 31, 2020

NOTE 18 – Subsequent Events

We evaluate subsequent events that have occurred after the statement of financial condition date but before the financial statements were available to be issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. We have evaluated subsequent events through February 26, 2021, the date the accompanying consolidated statement of financial condition was issued. Based on the evaluation, we did not identify any recognized subsequent events that would have required adjustment to the consolidated statement of financial condition; however, we identified the following non-recognized event:

Dividends to Stifel Financial Corp.

During 2021, our Board of Directors authorized and we paid dividends of $55.0 million to the Parent.

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